May 11, 2011

VIA EDGAR CORRESPONDENCE

Mr. Kieran G. Brown
Office of Disclosure and Review
Division of Investment Management
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC

Re:	Global X Funds (“Trust”), SEC File Nos. 333-151713 and 811-22209

Dear Brown,

We are writing in response to oral comments you provided to Daphne Chisolm on May 10, 2011 with respect to the registration statement (the “Registration Statement”) filed by the Trust on Form N-1A under the Securities Act of 1933 and the Investment Company Act of 1940 (“1940 Act”).  On behalf of the Trust, we have set out below the SEC staff’s comment on the Registration Statement, along with the Trust’s responses to those comments.

Prospectuses – Global Comments

Principal Investment Strategies

1.	Comment: Please state whether each Fund is in compliance with Rule 35d-1 under the 1940 Act.

Response:  We believe that each Fund is in compliance with Rule 35d-1.  With respect to the Global X Auto ETF, at least 80% of its assets will be invested in securities that are economically tied to the auto industry.  With respect to the Global X Farming ETF, at least 80% of its assets will be invested in securities that are economically tied to the farming industry.

2.	Comment. Each Fund states that it will invest in “global companies.” Please confirm that Fund assets will be invested in a number of different countries throughout the world.

Response.  With respect to the Global X Auto ETF, the Fund’s assets will be invested in at least three different countries.  With respect to the Global X Farming ETF, the Fund’s assets will be invested in at least three different countries.

Mr. Kieran G. Brown
Securities and Exchange Commission
May 11, 2011

3.	Comment: For each Fund, please delete the following sentence: The three largest stocks were [ ], [ ] and [ ].
Response: We have revised the disclosure consistent with this comment.

Summary of Principal Risks

4.	Comment. For each Fund, please add “Derivative Risk” disclosure if it is a principle risk of investing in a Fund.

Response.  We do not believe that derivative risk is a principal risk of investing in the Global X Auto ETF or the Global X Farming ETF.  We therefore have not added “Derivative Risk” disclosure to this section of the Summary Prospectus.

5.
Comment.  For each Fund, consider whether its derivatives- related disclosure is consistent with guidance the SEC staff provided to the Investment Company Institute in a letter dated July 30, 2010 (“Letter”).

Response. We believe that each Fund’s derivatives-related disclosure is consistent with guidance provided in the Letter.

Summary Prospectus for the Global X Auto ETF

6.	Comment: Please add “Small Cap Risk” disclosure.
Response: We have revised the disclosure consistent with this comment.

Statement of Additional Information

Investment Restrictions

7.	Comment: With respect to Investment Restriction No. 7, please clarify that a Fund will not concentrate its investments in an industry outside of the industry concentration of its Underlying Index.
Response: We have revised the disclosure consistent with this comment.

Management of the Trust

8.	Comment: In the chart, please add “5 Years” in the column regarding past directorships held by the Board.
Response: We have revised the disclosure consistent with this comment.

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Mr. Kieran G. Brown
Securities and Exchange Commission
May 11, 2011

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 The Trust has included disclosure in accordance with the foregoing response in a post-effective amendment to the Trust’s Registration Statement, which the Trust filed via EDGAR today.  Please feel free to contact me at (704) 806-2387 if you have any questions concerning the foregoing.

Sincerely,

/s/ Daphne Tippens Chisolm

Daphne Tippens Chisolm
Law Offices of DT Chisolm, PC